Registration No. 333-34442


                     SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549
                         -----------------------


                             Amendment No. 1
                                   to
                                Form S-2
         REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                         -----------------------

                   1st FRANKLIN FINANCIAL CORPORATION

      A Georgia Corporation             I.R.S. Employer No. 58-0521233

                          213 East Tugalo Street
                           Post Office Box 880
                         Toccoa, Georgia  30577
                             (706) 886-7571
                         -----------------------


             Agent for Service:                    Copy To:
             A. Roger Guimond                   Mark L. Hanson
        213 East Tugalo Street            Jones, Day, Reavis & Pogue
           Post Office Box 880                3500 SunTrust Plaza
          Toccoa, Georgia  30577 303         Peachtree Street, N.E.
              (706) 886-7571              Atlanta, Georgia  30308-3242
                                                (404) 521-3939

                         -----------------------
      Approximate date of proposed sale to public: From time to time commencing as soon as possible after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following.   _X_

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to
Item 11(a)(1) of this Form, check the following.  _X_

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following. ___



The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said
Section 8(a) may determine.

      AS FILED WITH SECURITIES AND EXCHANGE COMMISSION ON APRIL 24, 2000

                             EXPLANATORY NOTE

    This Amendment No. 1 to the Registration Statement on Form S-2 is filed for the sole purpose of filing Exhibits 5 and 23(b).


             PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution
-----------------------------------------------------
    The expenses to be incurred in the issuance and distribution of the securities being registered are estimated as follows:

         Filing Fee - Securities and Exchange
           Commission. . . . . . . . . . . . . . .        $ 5,280
         Registration Fees in States . . . . . . .          1,000
         Legal Fees and Expenses . . . . . . . . .          8,500
         Accounting Fees . . . . . . . . . . . . .          2,500
         Printing Cost . . . . . . . . . . . . . .            500
         Advertising . . . . . . . . . . . . . . .          5,000
         Trustee's Fees. . . . . . . . . . . . . .         10,600
         Postage and Miscellaneous . . . . . . . .          3,500
                                                          -------
               Total . . . . . . . . . . . . . . .        $36,880
                                                          =======

Item 15.  Indemnification of Directors and Officers
---------------------------------------------------
    The registrant has, pursuant to the authority granted in Section 14-2-851 of the Official Code of Georgia Annotated, agreed to indemnify any officer or director of the registrant against any expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by him in any action, suit or proceeding brought or threatened to be brought against him by reason of the fact that he is or was an officer or director of the registrant if he acted in a manner he reasonably believed to be in or not opposed to the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Item 16.  Exhibits
------------------
    4. (a) The Variable Rate Indenture dated October 31, 1984 between the registrant and The First National Bank of Gainesville,
            Trustee. (Incorporated by reference to Exhibit 4(a) to the registrant's Amendment No. 1 dated April 24, 1998 to the Registration Statement on Form S-2, Registration No. 333-47515.)

       (b) Form of Variable Rate Subordinated Debenture. (Incorporated by reference to Exhibit 4(b) to the registrant's Registration Statement on Form S-2, Registration No. 33-25180.)

       (c) Agreement of Resignation, Appointment and Acceptance dated as of May 28, 1993 between the registrant, the First National Bank of Gainesville, and Columbus Bank and Trust Company. (Incorporated herein by reference to Exhibit 4(c) to the registrant's Post-Effective Amendment No. 1 dated June 8, 1993 to the Registration Statement on Form S-2, Registration No. 33-49151.)

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       (d)  Modification of Indenture dated March 29, 1995.  (Incorporated herein by reference to Exhibit 4(b) to the registrant's Form 10-K for the year ended December 31, 1994, No. 2-27985.)

    5. Opinion of Counsel.

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   10. (a)  Credit Agreement dated May, 1993 between the registrant and
            SouthTrust Bank of Georgia, N.A. (Incorporated by reference to
            Exhibit 10(a) to the registrant's Form 10-K for the year ended December 31, 1993, No. 2-27985.)

       (b) Revolving Credit Agreement dated October 1, 1985 as amended November 10, 1986; March 1, 1988; August 31, 1989 and May 1, 1990, among the registrant and the banks named therein (Incorporated by reference to Exhibit 10 to the registrant's Form SE dated November 9, 1990.)

       (c) Fifth Amendment to Revolving Credit Agreement dated April 23, 1992. (Incorporated by reference to Exhibit 10(c) to the Registrant's Form SE dated November 5, 1992.)

       (d) Sixth Amendment to Revolving Credit Agreement dated July 20, 1992. (Incorporated by reference to Exhibit 10(d) to the Registrant's Form SE dated November 5, 1992.)

       (e) Seventh Amendment to Revolving Credit Agreement dated June 20, 1994. (Incorporated by reference to Exhibit 10(e) to the Registrant's Registration Statement on Form S-2, Registration No. 33-56299.)

       (f) Merger of 1st Franklin Corporation with 1st Franklin Financial Corporation Consent, Waiver and Eighth Amendment to Revolving Credit and Term Loan Agreement. (Incorporated herein by reference to Exhibit 10(f) from Form 10-K for the fiscal year ended December 31, 1994.)

       (g) Ninth Amendment to Revolving Credit Agreement and Term Loan Agreement dated June 20, 1996. (Incorporated herein by reference to Exhibit 10(g) from Form 10-K for the fiscal year ended December 31, 1996.)

       (h) Tenth Amendment to Revolving Credit Agreement and Term Loan Agreement dated January 23, 1998. (Incorporated herein by reference to Exhibit 10(h) from the registrant's Form S-2 Registration statement on Form S-2, Registration No. 333-47515.)

       (i) Eleventh Amendment to Revolving Credit Agreement and Term Loan Agreement dated May 27, 1998. (Incorporated herein by reference to Exhibit 10(i) from Form 10-K for the fiscal year ended December 31, 1998.)

       (j) Twelfth Amendment to Revolving Credit Agreement and Term Loan Agreement dated June 30, 1999.*

    11. Computation of Earnings per Share can be determined from the Consolidated Statement of Income and Retained Earnings contained in the Registrant's Annual Report to Security Holders for the fiscal year ended December 31, 1999, incorporated herein by reference.*

    12.  Calculation of Ratio of Earnings to Fixed Charges.*

    13. Annual Report to securities holders for the year ended December 31, 1999.*

    23.  (a)  Consent of Independent Public Accountants.*

         (b)  Consent of Counsel (set forth in Exhibit 5).

    24.  Power of Attorney.*

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    25.  Form T-1 as to the eligibility and qualification of Synovus Trust
         Company, Trustee, under the indenture dated as of October 31, 1984 (modified March 29, 1995) between the registrant and Synovus Trust Company, an affiliate of Columbus Bank and Trust Company.*

    25.1-P A copy of the Charter and/or Articles of Incorporation of the Columbus Bank and Trust Company, (Incorporated by reference to
              Exhibit 25.1 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

    25.1-1 A copy of the Charter and/or Articles of Incorporation of the Synovus Trust Company. (Incorporated by reference to Exhibit 25.1-1 of the registrant's Registration Statement on Form S-2, Registration No. 333-1007 dated February 29, 1996.)

    25.4-P Copy of the bylaws of Columbus Bank and Trust, as now in effect. (Incorporated by reference to Exhibit 25.4 of the registrant's Form SE dated June 8, 1993, filed pursuant to continuing hardship exemption.)

    25.4-1 Copy of the bylaws of Synovus Trust Company, as now in effect. (Incorporated by reference to Exhibit 25.4-1 of the registrant's Registration Statement on form S-2, Registration No. 333-1007 dated February 29, 1996.)

    25.6      Consent of Trustee.*

    25.7      Call Report of Trustee's affiliate.*
    _________________
    * Previously filed


Item 17.  Undertakings
----------------------
    The undersigned registrant hereby undertakes:

         (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price present no more than a twenty percent change in maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; (iv) to file weekly with the Securities and Exchange Commission a Rule 424(b)(2) prospectus supplement setting forth the established features (as defined in the prospectus).

         (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                       II-4

         (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      II-5

                              SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Toccoa, State of Georgia, on the 24th day of April, 2000.

                                     1st FRANKLIN FINANCIAL CORPORATION

                                           /s/ Ben F. Cheek, III
                                           ---------------------
                                           Ben F. Cheek, III
                                           Chairman of the Board


Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated:

    Signature                     Title                           Date
    ---------                     -----                           ----

         *
-----------------------
Ben F. Cheek, III          Chairman of the Board;            April 24, 2000
                           Principal Executive Officer;      --------------
                           Director

         *
-----------------------
T. Bruce Childs            President                         April 24, 2000
                                                             --------------

  s/ A. Roger Guimond
-----------------------
A. Roger Guimond           Vice President;
                           Principal Financial Officer;
                           Principal Accounting Officer      April 24, 2000
                                                             --------------

         *
-----------------------
Mrs. Lorene M. Cheek       Director                          April 24, 2000
                                                             --------------

         *
-----------------------
Jack Stovall               Director                          April 24, 2000
                                                             --------------

         *
-----------------------
Robert E. Thompson         Director                          April 24, 2000
                                                             --------------


*By:  s/ A. Roger Guimond
      Attorney-in-Fact
      April 24, 2000

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